Via EDGAR

October 12, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Lubit
Robert Klein
John Stickel
James Lopez

Re:	Bank of New York Mellon Corp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 27, 2023
File No. 000-35651

Ladies and Gentlemen:

This letter is submitted on behalf of The Bank of New York Mellon Corporation (“BNY Mellon”) in response to the letter dated September 30, 2023 from the staff of the Office of Finance in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to BNY Mellon’s Annual Report on Form 10-K for the year ended December 31, 2022.

For your convenience, the text of the Staff’s comments is set forth in bold followed by BNY Mellon’s responses. The numbered responses set out below correspond to the numbered comments from the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 13.1

Explanation of GAAP and Non-GAAP financial measures, page 104

1.

We note that your non-GAAP reconciliations include presentation of a single adjustment to exclude the impact of notable items, which appears to be comprised of multiple individual components such as those described in footnote (a) to the table on page 105. In future filings, please revise your disclosure to disaggregate the notable items into separate adjustment lines and / or quantify each individual component within the reconciliation footnote for all periods presented.

In our future filings, we will disaggregate the impact of notable items in our presentation of non-GAAP reconciliations for all periods presented, beginning with our earnings release for the third quarter of 2023.

General

2.

We note the reference on page 53 to “multiple cyber and digital initiatives within the Company.” We also note Risk Factor disclosure indicating potential risk exposures from the initiative announced in 2021 to develop a digital custody and administration platform designed to simultaneously support both traditional and digital assets, including cryptocurrencies. You state on page 97 that you have started to provide custody services for a limited number of cryptocurrencies for select U.S. institutional clients. We also note statement that the initiative is a “decades-long journey for blockchain and tokenization.” Please revise Business or where appropriate in future filings to further clarify the nature and extent of the Digital Asset Custody platform and the status of the related initiative.

We will provide additional disclosure in our Annual Report on Form 10-K for the year ending December 31, 2023 to further clarify the nature and extent of BNY Mellon’s Digital Asset Custody Platform and related initiative. In particular, we will include in our Annual Report and incorporate by reference in Part I, Item 1 (Business) of the Form 10-K disclosure in substantially the form set forth below, though the actual language used may not be precisely the language set forth below as the disclosure will be based on the prevailing facts and circumstances, which are subject to change.

Our Digital Asset Custody platform offers custody and administration services for Bitcoin and Ether for select U.S. institutional clients. Our Digital Assets Funds Services provides accounting and administration, transfer agency and ETF services to digital asset funds. We expect to continue developing our digital asset capabilities and to work closely with clients to address their evolving digital asset needs. As of and for the year ended Dec. 31, 2023, our Digital Asset Custody platform and related initiative had a de minimis impact on our assets, liabilities, revenues and expenses.

* * * * *

On behalf of BNY Mellon, I hereby acknowledge that:

•	BNY Mellon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BNY Mellon may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please contact me at 212-815-4216 or James J. Killerlane III at 212-635-1828.

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Dermot McDonogh
Name: Dermot McDonogh
Title: Chief Financial Officer